Exhibit 99.1

INTERNATIONAL ROYALTY CORPORATION

Report of Voting Results – Annual and Special Meeting held May 13, 2009

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders of International Royalty Corporation (the “Company”) held on May 13, 2009 in Englewood, Colorado (the “Meeting”).

1.

Fixing Number of Directors

A resolution fixing the number of directors to be elected at the meeting at eight was approved by a vote by way of a show of hands.

2.

Election of Directors

A resolution electing the following eight directors of the Company for a term expiring not later than the close of the Company’s next annual meeting of shareholders was approved by a vote by way of a show of hands:

Douglas B. Silver
Douglas J. Hurst
Robert W. Schafer
Gordon J. Fretwell
Rene G. Carrier
Christopher Daly
Gordon J. Bogden
Christopher L. Verbiski

3.

Appointment of Auditors

A resolution appointing PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company until the close of the Company’s next annual meeting of shareholders was approved by a vote by way of a show of hands.

4.

Shareholders Rights Plan

The resolution to approve the Shareholders Rights Plan was approved by a vote by way of ballot with 22,768,000 votes for and 14,854,859 votes against.

For additional information, please see the Company’s management information circular dated April 10, 2009 filed in connection with the Meeting.

DATED at Englewood, Colorado, May 13th, 2009.

INTERNATIONAL ROYALTY CORPORATION
Per:	(signed) Ray W. Jenner
Name:	Ray W. Jenner
Title:	Secretary